                                                                      EXHIBIT 20

Contact(s):   Media Inquiries:                      Visteon Corporation
              Greg Gardner                          Public Affairs
              313-755-0927                          17000 Rotunda Drive
              ggardne9@visteon.com                  Dearborn, MI  48120
                                                    Facsimile: 313-755-7983


              Investor Inquiries:
              Derek Fiebig
              313-755-3699
              dfiebig@visteon.com

                                                                  [VISTEON LOGO]


NEWS RELEASE

VISTEON CORPORATION EARNINGS IN LINE WITH GUIDANCE: POSTS YEAR-OVER-YEAR IMPROVEMENTS

DEARBORN, Mich., Oct. 18, 2002 -- Visteon Corporation (NYSE: VC) today announced a net loss of $52 million for the Third Quarter or $0.40 per share. Excluding a $17 million after-tax special charge for the European Plan for Growth, Visteon lost $35 million, or $0.27 a share -- in line with guidance. The company posted year-over-year improvements in sales, earnings before special items, and cash flow.

In the Third Quarter of 2001, Visteon incurred a net loss of $95 million or $0.74 per share, including a $21 million after-tax restructuring charge. Excluding the restructuring charge, Visteon lost $74 million or $0.57 per share in the Third Quarter of 2001.

"We achieved significant year-over-year improvement in all areas," said Pete Pestillo, Chairman and Chief Executive Officer. "A major goal is customer diversification and more than 20 percent of our revenue came from customers other than Ford Motor Co. We expect improved earnings and margins in 2003, with a ramp-up of nearly half a billion dollars in new non-Ford business, which should allow us to exceed current analysts' consensus expectations."

For the first nine months of 2002, the company recorded a net loss of $318 million, or $2.48 per share, compared with a net loss of $104 million, or $0.80 per share, in the first nine months of 2001. Excluding charges related to previously disclosed restructuring actions and other charges, as well as the $265 million write-off of goodwill in the First Quarter, Visteon earned $38 million or $0.30 per share in the first nine months of 2002. This compares with net income of $17 million, or $0.13 per share, excluding previously announced special charges, in the same period a year ago.


                                                                              1.

NEWS RELEASE

SALES AND NON-FORD BUSINESS WINS
Sales for the Third Quarter 2002 totaled $4.3 billion, up $622 million, or 17% from the same period a year ago. Non-Ford sales were $898 million, up $181 million, or 25% from the Third Quarter 2001. Sales for the first nine months of 2002 totaled $13.9 billion, up $502 million, or 4%, from the same period a year ago.

For the first time in Visteon's history, quarterly sales to non-Ford customers totaled more than 20% of the company's revenue. Recent announceable new business wins include a second major systems contract with Nissan; air conditioning compressors for DaimlerChrysler; in-vehicle entertainment systems on the VW Sharan van; interior, electrical, chassis and climate systems on the Ford Fusion, a new sport-utility vehicle for the European market, and a partnership with BMW to supply a wireless interface module based on Bluetooth technology for in-car mobile phone integration.

So far this year, Visteon has won more than $900 million in net new business from more than a dozen global automakers in every region of the world. Virtually all of the wins were with customers other than Ford and more than one third were outside of North America.

CASH AND DEBT-TO-CAPITAL
During the Third Quarter of 2002, Visteon had an operating cash outflow of $174 million, reflecting normal seasonality during the summer shutdown period. The company ended the quarter with $1.0 billion in cash and marketable securities, and the company's debt-to-capital ratio was 37.5%.

OUTLOOK
For the Fourth Quarter, Visteon projects sales of $4.6 billion and net income of $15-35 million. This excludes charges related to the European Plan for Growth and other actions under consideration, which will be announced at a later date. Operating cash flow during the quarter is estimated to be between $175 and $250 million.

Beginning in January 2003, Visteon intends to expense the fair market value of stock options granted to employees pursuant to SFAS No. 123. Current estimates indicate that expensing of options will reduce 2003 net income by about $5 million with the expense increasing to about $15 million or $0.12 per share over the next three years.

Visteon Corporation is a leading full-service supplier that delivers consumer-driven technology solutions to automotive manufacturers worldwide and through multiple channels within the global automotive aftermarket. Visteon has about 79,000 employees and a global delivery system of more than 180 technical, manufacturing, sales, and service facilities located in 25 countries.

This press release contains forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "estimate," "expect," and "projects" signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties. Some of these risks and uncertainties are identified in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2002. Should any risks or uncertainties develop into actual events, these developments could have material adverse effects on Visteon's business, financial condition and results of operations. We assume no obligation to update these forward-looking statements.

                                       ###
      Visteon news releases, photographs and product specification details are available at www.visteon.com

                      VISTEON CORPORATION AND SUBSIDIARIES

                                SUPPLEMENTAL DATA
        (IN MILLIONS, EXCEPT PER SHARE AMOUNTS, PERCENTAGES AND AS NOTED)



                                                                                                  2002
                                                                                               OVER/(UNDER)
                                                                        2002                      2001*
                                                               -----------------------   ------------------------
                                                                 THIRD        FIRST         THIRD        FIRST
                                                                QUARTER    NINE MONTHS     QUARTER    NINE MONTHS
                                                               ---------   -----------   ----------   -----------
SALES                                                                              (UNAUDITED)
   Ford and affiliates                                          $ 3,446     $ 11,220       $  441       $  235
   Other customers                                                  898        2,632          181          267
                                                                -------     --------       ------       ------
      Total sales                                               $ 4,344     $ 13,852       $  622       $  502
                                                                =======     ========       ======       ======

DEPRECIATION AND AMORTIZATION
   Depreciation                                                 $   140     $    420       $   (2)      $   (4)
   Amortization                                                      18           59           (4)         (19)
                                                                -------     --------       ------       ------
      Total depreciation and amortization                       $   158     $    479       $   (6)      $  (23)
                                                                =======     ========       ======       ======

SELLING, ADMINISTRATIVE AND OTHER EXPENSES
   Amount**                                                     $   207     $    625       $    9       $   19
   Percent of revenue                                               4.8 %        4.5 %       (0.5) pts       -  pts

INCOME (LOSS) BEFORE INCOME TAXES
   As reported                                                  $   (78)    $    (68)      $   68       $   80
   Excluding special items**                                        (52)          74           60           30

NET INCOME (LOSS)
   As reported                                                  $   (52)    $   (318)      $   43       $ (214)
   Before cumulative effect of change in accounting principle       (52)         (53)          43           51
   Excluding special items**                                        (35)          38           39           21

EARNINGS (LOSS) PER SHARE (DILUTED)
   As reported                                                  $ (0.40)    $  (2.48)      $ 0.34       $(1.68)
   Before cumulative effect of change in accounting principle     (0.40)       (0.41)        0.34         0.39
   Excluding special items**                                      (0.27)        0.30         0.30         0.17

EFFECTIVE TAX RATE                                                   36 %         36 %         (1) pts      (1) pts

EBITDA, AS ADJUSTED**
   Amount                                                       $   109     $    584       $   42       $   (5)
   Percent of revenue                                               2.5 %        4.2 %        0.7  pts    (0.2) pts

AFTER TAX RETURNS**
   On sales                                                        (0.6)%        0.4 %        1.2  pts     0.1  pts
   On assets                                                       (1.0)         0.7          1.4          0.3
   On equity                                                       (4.5)         1.6          4.3          0.9

CAPITAL EXPENDITURES
   Amount                                                       $   162     $    461       $  (14)      $  (55)
   Percent of revenue                                               3.7 %        3.3 %       (1.0) pts    (0.6) pts

OPERATING CASH FLOW***                                          $  (174)    $      8       $   84       $  392

CASH AND BORROWING (AT END OF PERIOD)
   Cash and marketable securities                                           $  1,001                    $   23
   Borrowing                                                                   1,820                      (168)


- - - - -
* Third Quarter and First Nine Months 2001 comparable amounts include amortization of goodwill of $5 million ($4 million after-tax) and $17 million ($13 million after-tax), respectively.

** Restructuring and other charges excluded for the Third Quarter 2002, First Nine Months 2002, Third Quarter 2001 and First Nine Months 2001 are $26 million ($17 million after-tax), $142 million ($91 million after-tax), $34 million ($21 million after-tax) and $192 million ($121 million after-tax), respectively. $42 million of restructuring charges were recorded as selling, administrative and other expenses in the First Nine Months 2001. In addition, special items include the write-down in the value of goodwill associated with the adoption of SFAS No. 142 of $265 million after-tax in the First Quarter 2002.

*** Includes capital expenditures; excludes $11 million, $71 million, $38 million and $70 million cash paid related to restructuring actions for Third Quarter 2002, First Nine Months 2002, Third Quarter 2001 and First Nine Months 2001, respectively; excludes $17 million of net cash outflows and $15 million of net cash inflows related to the sale of receivables in the Third Quarter 2002 and First Nine Months 2002, respectively.

                      VISTEON CORPORATION AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME
               FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                    (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)




                                                                              THIRD QUARTER           FIRST NINE MONTHS
                                                                              -------------           -----------------
                                                                           2002          2001         2002          2001
                                                                           ----          ----         ----          ----
                                                                               (UNAUDITED)               (UNAUDITED)
SALES
   Ford and affiliates                                                 $  3,446      $  3,005      $ 11,220      $ 10,985
   Other customers                                                          898           717         2,632         2,365
                                                                       --------      --------      --------      --------
      Total sales                                                         4,344         3,722        13,852        13,350

COSTS AND EXPENSES (NOTES 2 AND 3)
   Costs of sales                                                         4,212         3,655        13,264        12,807
   Selling, administrative and other expenses                               207           198           625           648
                                                                       --------      --------      --------      --------
      Total costs and expenses                                            4,419         3,853        13,889        13,455

OPERATING (LOSS)                                                            (75)         (131)          (37)         (105)

Interest income                                                               6            13            17            46
Interest expense                                                             25            33            78           105
                                                                       --------      --------      --------      --------
      Net interest expense                                                  (19)          (20)          (61)          (59)
Equity in net income of affiliated companies                                 16             5            30            16
                                                                       --------      --------      --------      --------
INCOME (LOSS) BEFORE INCOME TAXES                                           (78)         (146)          (68)         (148)
Provision (benefit) for income taxes                                        (33)          (57)          (35)          (61)
                                                                       --------      --------      --------      --------
INCOME (LOSS) BEFORE MINORITY INTERESTS                                     (45)          (89)          (33)          (87)
Minority interests in net income of subsidiaries                              7             6            20            17
                                                                       --------      --------      --------      --------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE
   IN ACCOUNTING PRINCIPLE                                                  (52)          (95)          (53)         (104)
Cumulative effect of change in accounting principle,
   net of tax (Note 10)                                                       --           --          (265)           --
                                                                       --------      --------      --------      --------
NET (LOSS)                                                             $    (52)     $    (95)     $   (318)     $   (104)
                                                                       ========      ========      ========      ========


BASIC AND DILUTED (LOSS) PER SHARE (NOTE 4)
   Before cumulative effect of change in accounting principle          $  (0.40)     $  (0.74)     $ (0.41)      $  (0.80)
   Cumulative effect of change in accounting principle                        --           --         (2.07)           --
                                                                       --------      --------      --------      --------
      Basic and diluted                                                $  (0.40)     $  (0.74)     $  (2.48)     $  (0.80)
                                                                       ========      ========      ========      ========

CASH DIVIDENDS PER SHARE                                               $   0.06      $   0.06      $  0.18       $   0.18















          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                                  (IN MILLIONS)


                                                                                   SEPTEMBER 30,        DECEMBER 31,
                                                                                       2002                 2001
                                                                                 ---------------      ----------------
                                                                                   (UNAUDITED)
ASSETS
Cash and cash equivalents                                                          $    808              $  1,024
Marketable securities                                                                   193                   157
                                                                                   --------              --------
   Total cash and marketable securities                                               1,001                 1,181
Accounts receivable -- Ford and affiliates                                            1,817                 1,560
Accounts receivable -- other customers                                                  823                   834
                                                                                   --------              --------
   Total receivables                                                                  2,640                 2,394
Inventories (Note 7)                                                                    976                   942
Deferred income taxes                                                                   157                   167
Prepaid expenses and other current assets                                               164                   153
                                                                                   --------              --------
   Total current assets                                                               4,938                 4,837
Equity in net assets of affiliated companies                                            177                   158
Net property                                                                          5,314                 5,329
Deferred income taxes                                                                   539                   322
Goodwill (Note 10)                                                                     --                     363
Other assets                                                                            201                   153
                                                                                   --------              --------
   TOTAL ASSETS                                                                    $ 11,169              $ 11,162
                                                                                   ========              ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Trade payables                                                                     $  1,989              $  1,915
Accrued liabilities                                                                   1,100                   945
Income taxes payable                                                                     18                    30
Debt payable within one year                                                            508                   629
                                                                                   --------              --------
   Total current liabilities                                                          3,615                 3,519
Long-term debt                                                                        1,312                 1,293
Postretirement benefits other than pensions                                           2,220                 2,079
Other liabilities                                                                       981                   967
Deferred income taxes                                                                     6                    13
                                                                                   --------              --------
   Total liabilities                                                                  8,134                 7,871

STOCKHOLDERS' EQUITY
Capital stock
   Preferred Stock, par value $1.00, 50 million shares authorized,
     none outstanding                                                                  --                    --
   Common Stock, par value $1.00, 500 million shares authorized,
     131 million shares issued and 130 million shares outstanding                       131                   131
 Capital in excess of par value of stock                                              3,302                 3,311
 Accumulated other comprehensive (loss)                                                (133)                 (231)
 Other                                                                                  (28)                  (25)
 Earnings retained for use in business (accumulated deficit)                           (237)                  105
                                                                                   --------              --------
   Total stockholders' equity                                                         3,035                 3,291
                                                                                   --------              --------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $ 11,169              $ 11,162
                                                                                   ========              ========






          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
                                  (IN MILLIONS)


                                                                                            FIRST NINE MONTHS
                                                                                            -----------------
                                                                                          2002             2001
                                                                                          ----             ----
                                                                                               (UNAUDITED)
CASH AND CASH EQUIVALENTS AT JANUARY 1                                                 $ 1,024          $ 1,412
Cash flows provided by operating activities                                                413               62

Cash flows from investing activities
   Capital expenditures                                                                   (461)            (516)
   Purchases of securities                                                                (484)            (240)
   Sales and maturities of securities                                                      447              210
   Other                                                                                    34               34
                                                                                       -------          -------
      Net cash used in investing activities                                               (464)            (512)

Cash flows from financing activities
   Commercial paper (repayments) issuances, net                                           (106)               1
   Short-term debt, net                                                                     --                1
   Proceeds from issuance of other debt                                                     93               95
   Principal payments on other debt                                                       (127)            (124)
   Purchase of treasury stock                                                              (15)             (25)
   Cash dividends                                                                          (24)             (24)
   Other                                                                                    --                2
                                                                                       -------          -------
      Net cash used in financing activities                                               (179)             (74)

Effect of exchange rate changes on cash                                                     14               (7)
                                                                                       -------          -------
Net decrease in cash and cash equivalents                                                 (216)            (531)
                                                                                       -------          -------
CASH AND CASH EQUIVALENTS AT SEPTEMBER 30                                              $   808          $   881
                                                                                       =======          =======













          The accompanying notes are part of the financial statements.

                      VISTEON CORPORATION AND SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)


    1. FINANCIAL STATEMENTS -- The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments, including normal recurring adjustments, necessary for a fair statement of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the consolidated financial statements and accompanying notes included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, as filed with the Securities and Exchange Commission on March 29, 2002, as amended on August 13, 2002. Certain amounts for prior periods were reclassified to conform with present period presentation.


    Visteon Corporation ("Visteon") is a leading, global supplier of automotive systems, modules and components. Visteon sells products primarily to global vehicle manufacturers, and also sells to the worldwide aftermarket for replacement and vehicle appearance enhancement parts. Visteon became an independent company when Ford Motor Company ("Ford") established Visteon as a wholly-owned subsidiary in January 2000 and subsequently transferred to Visteon the assets and liabilities comprising Ford's automotive components and systems business. Ford completed its spin-off of Visteon on June 28, 2000 (the "spin-off"). Prior to incorporation, Visteon operated as Ford's automotive components and systems business.


    2.  SELECTED COSTS AND EXPENSES are summarized as follows:


                                                                          THIRD QUARTER         FIRST NINE MONTHS
                                                                       -----------------      ---------------------
                                                                        2002       2001        2002         2001
                                                                        ----       ----        ----         ----
                                                                                      (IN MILLIONS)

        Depreciation                                                   $ 140       $ 142       $ 420      $   424
        Amortization                                                      18          22          59           78
                                                                       -----       -----       -----      -------
           Total                                                       $ 158       $ 164       $ 479      $   502
                                                                       =====       =====       =====      =======



    Amortization amounts for 2001 include amortization of goodwill of $5 million and $17 million for the third quarter and first nine months of 2001, respectively.





    3. SPECIAL CHARGES -- Visteon recorded in costs of sales $26 million and $142 million of pre-tax special charges in the third quarter of 2002 and first nine months of 2002, respectively, as summarized below.


                                                                           THIRD QUARTER        FIRST NINE MONTHS
                                                                           -------------        -----------------
                                                                        PRE-TAX   AFTER-TAX    PRE-TAX   AFTER-TAX
                                                                        -------   ---------    -------   ---------
                                                                                       (IN MILLIONS)

        Restructuring and other charges:
           2002 actions*                                                 $ 26      $ 17        $ 121     $   78
           Adjustments to prior year's expenses                             -         -           (5)        (3)
                                                                         ----      ----        -----     ------
              Total restructuring and other charges                        26        17          116         75
        Loss related to sale of restraint electronics business              -         -           26         16
                                                                         ----      ----        -----     ------
              Total special charges                                      $ 26      $ 17        $ 142     $   91
                                                                         ====      ====        =====     ======


        * First nine months of 2002 amount includes $5 million related to the write-down of inventory.

                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)


    3. SPECIAL CHARGES -- (CONTINUED) -- As part of Visteon's ongoing restructuring efforts to improve operations, the company is implementing a comprehensive plan in Europe. Under the plan, Visteon and its unions in Europe expect to implement a number of restructuring actions of manufacturing operations in the UK, Germany and France. Visteon recorded a pre-tax charge of $26 million related to this plan in the third quarter of 2002. Of this charge, $10 million is related to the separation of about 138 hourly employees located at Visteon's plants in Germany through a special voluntary retirement and separation program. The remaining $16 million is a non-cash impairment charge related to a group of machinery and equipment in Europe for which production activities will be discontinued and the future undiscounted cash flows are less than the carrying value of the assets held for use. Visteon measured the impairment loss by comparing the carrying value of these fixed assets to the expected proceeds from disposal of the assets after completion of remaining production commitments.


    In the first quarter of 2002, Visteon recorded pre-tax charges of $95 million related to the separation of 820 employees at Markham, Ontario as the company moves nearly all of the non-restraint electronics business to facilities in Mexico, the elimination of about 215 engineering positions in the United States to reduce research and development costs, the closure of our Visteon Technologies facility in California and the related discontinuation of support for our aftermarket navigation systems product line, the closure of our Leatherworks facility in Michigan and the elimination of about 240 manufacturing positions in Mexico. The engineering-related and Mexican manufacturing-related separations, and the closure of Visteon Technologies, were completed in the first quarter of 2002. The separation of approximately 500 Markham employees occurred in the second and third quarters of 2002, with the remaining separations expected to be completed by the end of the first quarter of 2003.


    Also in the first quarter of 2002, $5 million of accrued restructuring liabilities relating to prior year restructuring plans were reversed reflecting a change in estimated costs to complete these activities.


    Effective April 1, 2002, Visteon completed the sale of its restraint electronics business to Autoliv, Inc. for $25 million, resulting in a pre-tax charge of $26 million in the first quarter of 2002. The sale includes Visteon's North American and European order book of approximately $150 million in annual sales to Ford Motor Company and its affiliates, including associated manufacturing operations in Markham, Ontario, as well as related assets and liabilities. As part of the sale, approximately 280 employees from Markham and about 95 engineers from Dearborn, Michigan transferred to Autoliv.


    During the second quarter of 2001, Visteon recorded pre-tax charges of $158 million ($100 million after-tax), of which $146 million related to the elimination of more than 2,000 salaried positions, mainly in the United States, and $12 million related to the closure of two European facilities, ZEM in Poland and Wickford in the U.K., and other actions. Of the total pre-tax charges, $42 million is recorded in selling, administrative and other expenses and $116 million is recorded in cost of sales; with $142 million included in the Automotive Operations segment and $16 million included in the Glass Operations segment.


    During the third quarter of 2001, Visteon recorded a pre-tax charge of $34 million ($21 million after-tax) related to special voluntary retirement and separation programs offered to hourly employees located at Visteon's Nashville Glass plant. This action resulted in the separation of about 245 employees during the third quarter of 2001, and is included in the Glass Operations segment.


    Reserve balances of $23 million and $41 million at December 31, 2001 and September 30, 2002, respectively, are included in current accrued liabilities on the accompanying balance sheets. The September 30, 2002 reserve balance of $41 million includes $9 million related to 2001 restructuring activities. The company currently anticipates that the restructuring activities to which all of the above charges relate will be substantially completed by the end of the first quarter of 2003.

                      VISTEON CORPORATION AND SUBSIDIARIES

                                   (UNAUDITED)

    3. SPECIAL CHARGES -- (CONTINUED) -- The following table summarizes the activity related to the remaining restructuring reserves from the 2001 actions, as well as restructuring reserve activity related to the 2002 actions. This table does not include the loss related to the sale of the restraint electronics business.


                                                         AUTOMOTIVE OPERATIONS         GLASS OPERATIONS
                                                         ---------------------         ----------------
                                                      EMPLOYEE-RELATED    OTHER        EMPLOYEE-RELATED   TOTAL
                                                      ----------------    -----        ----------------   -----
                                                                               (IN MILLIONS)
        December 31, 2001 reserve balance                   $ 16           $ -                $ 7         $  23
        Pre-tax charges recorded in costs of sales:
           First quarter 2002 actions                         81            14                  -            95
           Third quarter 2002 actions                         10            16                  -            26
           Adjustments to prior year's expenses               (3)            -                 (2)           (5)
                                                            ----           ---                ---          ----
              Total net expense                               88            30                 (2)          116
        Utilization                                          (69)          (28)                (2)          (99)
        Foreign exchange translation                           1             -                  -             1
                                                            ----           ---                ---         -----
        September 30, 2002 reserve balance                  $ 36           $ 2                $ 3         $  41
                                                            ====           ===                ===         =====


    4. INCOME PER SHARE OF COMMON STOCK -- Basic income per share of common stock is calculated by dividing net income by the average number of shares of common stock outstanding during the applicable period, adjusted for restricted stock. The calculation of diluted income per share takes into account the effect of dilutive potential common stock, such as stock options and restricted stock. Basic and diluted income per share were calculated using the following numbers of shares:

                                                                          THIRD QUARTER         FIRST NINE MONTHS
                                                                       -----------------      -------------------
                                                                        2002       2001         2002       2001
                                                                        ----       ----         ----       ----
                                                                                  (SHARES IN MILLIONS)
        Common shares outstanding                                      130.5      130.5        130.6      130.7
        Less:  Restricted stock outstanding                             (2.7)      (1.7)        (2.5)      (1.3)
                                                                       -----      -----        -----      -----
           Basic shares                                                127.8      128.8        128.1      129.4
        Net dilutive effect of restricted stock and stock options          -          -            -          -
                                                                       -----      -----        -----      -----
           Diluted shares                                              127.8      128.8        128.1      129.4
                                                                       =====      =====        =====      =====


    For the third quarter of 2002, first nine months of 2002, third quarter of 2001 and first nine months of 2001 potential common stock of about 551,000, 658,000, 697,000 and 367,000 shares, respectively, are excluded as the effect would have been antidilutive.


    5. TRANSACTIONS WITH FORD AND ITS AFFILIATES -- Visteon's supply agreement and related pricing letter with Ford Motor Company required Visteon to provide Ford with productivity price adjustments for 2001, 2002 and 2003. In March 2002, Visteon and Ford reached an agreement resolving North American pricing for 2001 that was consistent with Visteon's previously established reserves. In June 2002, Visteon and Ford reached an agreement resolving European pricing for 2001 and 2002 that, together with resolution of other commercial matters, was consistent with Visteon's previously established reserves.


    6. LAND LEASE -- In January 2002, Visteon completed an arrangement with a special-purpose entity, owned by an affiliate of a bank, to lease land in Southeast Michigan for a headquarters facility. The lease term is through October 31, 2002, at which time Visteon has the option to renew the lease on terms mutually acceptable to Visteon and the lessor, purchase the land or arrange for the sale of the property. Visteon has a contingent liability for up to approximately $23 million in the event the property is sold for less than full cost.


    From June 30, 2002, the assets, liabilities, results of operations and cash flows of the special-purpose entity are included in Visteon's consolidated financial statements, based on an assessment made when the lease was extended during the second quarter of 2002, that substantially all of the expected residual risks and rewards of the leased land reside with Visteon. This assessment included consideration of the terms of the lease agreement, the amount of the owner's equity capital investment, and that Visteon began to finance the special-purpose entity's debt.

                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)


    7.  INVENTORIES are summarized as follows:


                                                                                   SEPTEMBER 30,      DECEMBER 31,
                                                                                       2002              2001
                                                                                  --------------   ----------------
                                                                                            (IN MILLIONS)

        Raw materials, work-in-process and supplies                                    $ 845            $ 812
        Finished products                                                                131              130
                                                                                       -----            -----
           Total inventories                                                           $ 976            $ 942
                                                                                       =====            =====

        U.S. inventories                                                               $ 596            $ 589



    8. DEBT -- During the second quarter of 2002, Visteon renewed its financing arrangements with third-party lenders that provide contractually committed, unsecured revolving credit facilities. The new financing arrangements are with a syndicate of lenders providing for a maximum of $1.8 billion in committed, unsecured credit facilities (the "Credit Facilities"). The terms of the Credit Facilities provide for a 364-day revolving credit line in the amount of $775 million, which expires June 2003, and a five-year revolving credit line in the amount of $775 million, which expires June 2007. The Credit Facilities also provide for a five-year delayed draw term loan in the amount of $250 million, which will be used primarily to finance construction of a headquarters facility in Southeast Michigan. Consistent with the prior financing arrangements, the Credit Facilities would bear interest based on a variable interest rate option selected at the time of borrowing and the Credit Facilities contain certain affirmative and negative covenants including a covenant not to exceed a specified leverage ratio. As of September 30, 2002, there were no amounts outstanding under the Credit Facilities.


    9.  COMPREHENSIVE INCOME (LOSS) is summarized as follows:



                                                                          THIRD QUARTER         FIRST NINE MONTHS
                                                                       -----------------      ---------------------
                                                                          2002       2001        2002       2001
                                                                          ----       ----        ----       ----
                                                                                       (IN MILLIONS)
        Net (loss)                                                      $ (52)     $ (95)      $ (318)     $(104)
        Foreign currency translation adjustments                          (16)        58          115        (18)
        Other                                                              (3)       (13)         (17)        (4)
                                                                        -----      -----       ------      -----
           Total comprehensive (loss)                                   $ (71)     $ (50)      $ (220)     $(126)
                                                                        =====      =====       ======      =====



                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)


    10. ACCOUNTING CHANGE -- Effective January 1, 2002, Visteon adopted Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets". SFAS 142 no longer permits amortization of goodwill and establishes a new method of testing goodwill for impairment by using a fair-value based approach. Under previous accounting standards, Visteon evaluated goodwill for possible impairment by comparing operating income before amortization of goodwill to the amortization recorded for each of the acquired operations to which the goodwill related. Goodwill is related primarily to the acquisition of the interiors division of Compagnie Plastic Omnium and the increase of Visteon's ownership in Halla Climate Corporation to 70% by purchasing an additional 35%, both of which occurred in 1999.


    SFAS 142 requires goodwill to be evaluated for possible impairment as of January 1, 2002, and periodically thereafter, using a fair-value approach. An initial test for goodwill impairment using a fair-value approach was performed at the Automotive Operations level by comparing the estimated fair value of our Automotive Operations segment to the segment's net book value. Visteon's stock market capitalization, as well as market multiples and other factors, were used as the basis for determining the fair value of the Automotive Operations segment. Because the fair value of the Automotive Operations segment was considered less than its net book value, Visteon recorded an impairment loss on goodwill of $363 million ($265 million after-tax) as a cumulative effect of change in accounting principle in the first quarter of 2002. The pre-tax impairment loss consists of $357 million of net goodwill as of December 31, 2001 and $6 million reclassified to goodwill related to certain acquired intangible assets, as required by SFAS 142.


    The following presents net income and earnings per share, adjusted to reflect the adoption of the non-amortization provisions of SFAS 142, as of the beginning of the periods presented:


                                                                          2001                                2000       1999
                                               --------------------------------------------------------       ----       ----
                                                FIRST      SECOND        THIRD     FOURTH        FULL         FULL       FULL
                                               QUARTER     QUARTER      QUARTER    QUARTER       YEAR         YEAR       YEAR
                                               -------     -------      -------    -------       ----         ----       ----
                                                                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
        NET INCOME (LOSS)
        Reported net income (loss)              $  31     $   (40)     $   (95)    $   (14)    $  (118)     $  270      $ 735
        Goodwill amortization, net of tax           4           5            4           4          17          18         12
                                                -----     -------      -------     -------     ------       ------      -----
           Adjusted net income (loss)           $  35     $   (35)     $   (91)    $   (10)    $  (101)     $  288      $ 747
                                                =====     =======      =======     =======     ======       ======      =====


        EARNINGS (LOSS) PER
           SHARE - BASIC AND DILUTED
        Reported earnings (loss) per share      $0.24     $ (0.31)     $ (0.74)    $ (0.11)    $(0.91)      $ 2.08      $5.65
        Goodwill amortization, net of tax        0.03        0.04         0.03        0.03        0.13        0.14       0.10
                                                -----     -------      -------     -------     ------       ------      -----
           Adjusted earnings (loss) per share   $0.27     $ (0.27)     $ (0.71)    $ (0.08)    $(0.78)      $ 2.22      $5.75
                                                =====     =======      =======     =======     ======       ======      =====


                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                  (UNAUDITED)


    11. SEGMENT INFORMATION -- Visteon's reportable operating segments are Automotive Operations and Glass Operations. Financial information for the reportable operating segments is summarized as follows:



                                                                   AUTOMOTIVE             GLASS           TOTAL
                                                                   OPERATIONS          OPERATIONS        VISTEON
                                                                   ----------          ----------        -------
                                                                                      (IN MILLIONS)

        THIRD QUARTER
        -------------
        2002
        Sales                                                       $  4,191              $ 153        $   4,344
        Income before taxes                                              (86)                 8              (78)
        Net income                                                       (58)                 6              (52)
        Total assets, end of period                                   10,890                279           11,169


        2001
        Sales                                                       $  3,578              $ 144        $    3,722
        Income (loss) before taxes                                      (112)               (34)            (146)
        Net income (loss)                                                (74)               (21)             (95)
        Total assets, end of period                                   10,990                336           11,326
        Goodwill, end of period                                          369                  -              369

        FIRST NINE MONTHS
        -----------------
        2002
        Sales                                                       $ 13,388              $ 464        $  13,852
        Income (loss) before taxes                                       (94)                26              (68)
        Net income (loss)                                               (336)                18             (318)
        Total assets, end of period                                   10,890                279           11,169


        2001
        Sales                                                       $ 12,866              $ 484        $  13,350
        Income (loss) before taxes                                       (97)               (51)            (148)
        Net income (loss)                                                (74)               (30)            (104)
        Total assets, end of period                                   10,990                336           11,326
        Goodwill, end of period                                          369                  -              369




     Total assets at December 31, 2001 were $10,853 million, $309 million and $11,162 million for Automotive Operations, Glass Operations and Total Visteon, respectively. Total assets at December 31, 2000 were $11,116 million, $289 million and $11,405 million for Automotive Operations, Glass Operations and Total Visteon, respectively.

                      VISTEON CORPORATION AND SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)
                                   (UNAUDITED)


    12. LITIGATION AND CLAIMS -- Various legal actions, governmental investigations and proceedings and claims are pending or may be instituted or asserted in the future against Visteon, including those arising out of alleged defects in Visteon's products; governmental regulations relating to safety; employment-related matters; customer, supplier and other contractual relationships; intellectual property rights; product warranties; and environmental matters. Some of the foregoing matters involve or may involve compensatory, punitive, or antitrust or other treble damage claims in very large amounts, or demands for recall campaigns, environmental remediation programs, sanctions, or other relief which, if granted, would require very large expenditures.


    Litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance. Reserves have been established by Visteon for matters discussed in the foregoing paragraph where losses are deemed probable; these reserves are adjusted periodically to reflect estimates of ultimate probable outcomes. It is reasonably possible, however, that some of the matters discussed in the foregoing paragraph for which reserves have not been established could be decided unfavorably to Visteon and could require Visteon to pay damages or make other expenditures in amounts, or a range of amounts, that cannot be estimated at September 30, 2002. Visteon does not reasonably expect, based on its analysis, that any adverse outcome from such matters would have a material effect on future consolidated financial statements for a particular year, although such an outcome is possible.


    In July 2002, Visteon entered into an agreement to consolidate the resolution of various pending employment-related claims and litigation relating to allegations made by current and former employees at a Michigan facility. The amounts paid pursuant to this agreement were in line with reserves established in the second quarter of 2002.


    Visteon has resolved a number of commercial issues with Ford. See Note 5 for further discussion of some of the commercial issues resolved with Ford under the supply agreement and pricing letter agreement.